

May 8, 2014

Via E-mail
Scott G. Stephenson
President and Chief Executive Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

>   **Re: Verisk Analytics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **File No. 001-34480**

Dear Mr. Stephenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 3. Legal Proceedings, page 22

1.   You do not appear to have provided a description of the factual basis alleged to underlie the Mariah Re litigation or the MediConnect Global, Inc. litigation, as called for by Item 103 of Regulation S-K. Please confirm that you will provide such descriptions in future filings, to the extent applicable, or advise.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 16. Compensation Plans

Equity Compensation Plans, page 89

2.   We note your disclosure that the volatility factor was based on the average volatility of
        the company's peers. Please tell us what consideration was given to using the company's
        historical pricing data in arriving at a volatility assumption. In addition, tell us what
        consideration was given to disclosing the reason for the continued reliance on peer data
        for arriving at this assumption. Refer to ASC 718-10-55-37 and SAB Topic 14.D.1.

Note 21. Condensed Consolidated Financial Information . . ., page 104

3.   Your disclosure indicates that the subsidiary guarantees are full and unconditional. We
        note that the related indenture agreements contain certain release provisions. For
        example, in Section 10.09 of the indenture agreement filed as Exhibit 4.1 to your April 6,
        2011 Form 8-K there are provisions under which the guarantees shall automatically
        terminate or the subsidiary guarantor shall be released and discharged from all
        obligations. Please tell us what consideration you gave to disclosing such release
        provisions to the full and unconditional guarantees in order to more accurately describe
        the qualifications to the subsidiary guarantors.

Item 13. Certain Relationships and Related Transactions and Director Independence
(Incorporated by reference from Definitive Proxy Statement filed April 4, 2014)

Certain Relationships and Related Transactions, page 34

4.   In future filings, please describe the nature of your related-person transactions with Arch
        Capital Group Limited and Validus Holdings, Ltd. We note that you disclose these
        transactions under the heading "Customer Relationships," but do not otherwise indicate
        in any meaningful way the nature of these commercial relationships. Further, as
        applicable to future filings, please ensure that the disclosure under the heading
        "Compensation Committee Interlocks and Insider Participation" includes disclosure
        responsive to Item 404 of Regulation S-K with respect to related party transactions
        between the company and compensation committee members and their affiliates. We
        note for example that Arch Capital Group Limited, of which your compensation
        committee member Mr. Iordanou is President and Chief Executive Officer, engaged in
        related party transactions with the company during 2013. Refer to Item 407(e)(4)(i)(c) of
        Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need
        not repeat the same information under "Certain Relationships and Related Transactions"

and may include an appropriate cross-reference in that section to "Compensation Committee Interlocks and Insider Participation."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief